September 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Inessa Kessman
Robert Littlepage

Re: Telecom Argentina SA Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-13464

Dear Ms. Kessman and Mr. Littlepage,

We acknowledge receipt by Telecom Argentina S.A. (the “Company”) of the comment letter (the “Comment Letter”) dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 20-F.

The Company is working expeditiously to respond to the Comment Letter. However, the Company will require additional time to consider and respond to the Staff’s comments. Accordingly, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting a response to the Staff no later than September 29, 2023.

We are grateful for the Staff’s assistance in this matter. If you have any questions regarding the foregoing, please contact the undersigned at GBlasi@teco.com.ar, or the Company’s U.S. counsel at Cleary Gottlieb Steen & Hamilton LLP, Adam Brenneman at 212 225 2704 or abrenneman@cgsh.com, and Emilio Minvielle at 212 225 2216 or eminvielle@cgsh.com.

Sincerely,

Telecom Argentina S.A.

By:	/s/ Gabriel Blasi
Name: Gabriel Blasi
Title: Chief Financial Officer

cc:	Cleary Gottlieb Steen & Hamilton LLP
Juan G. Giráldez
Adam J. Brenneman
Emilio Minvielle